UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38655

Farfetch Limited

(Exact name of registrant as specified in its charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Convertible Senior Notes and the Indenture

On April 30, 2020, Farfetch Limited (the “Company”) closed a private offering of $400.0 million in aggregate principal amount of 3.75% Convertible Senior Notes due 2027 (the “Notes”).

The Notes were issued pursuant to an Indenture, dated April 30, 2020, between the Company and Wilmington Trust, National Association, as trustee (the “Indenture”). The Indenture includes customary covenants and sets forth certain events of default after which the Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving the Company after which the Notes become automatically due and payable. The Notes are senior, unsecured obligations of the Company, and will mature on May 1, 2027, unless earlier repurchased, redeemed or converted. The Notes will bear interest at a rate of 3.75% per year payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2020.

Noteholders may convert their Notes at their option only in the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on September 30, 2020, if the last reported sale price per Class A ordinary share exceeds 130% of the conversion price for each of at least 20 trading days during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter; (2) during the five consecutive business days immediately after any 10 consecutive trading day period (such 10 consecutive trading day period, the “measurement period”) in which the trading price per $1,000 principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per Class A ordinary share on such trading day and the conversion rate on such trading day; (3) upon the occurrence of certain corporate events or distributions on the Company’s Class A ordinary shares; (4) if the Company calls such Notes for redemption; and (5) at any time from, and including, January 1, 2027 until the close of business on the second scheduled trading day immediately before the maturity date.

Upon conversion, the Company will settle conversions by paying or delivering, as applicable, its Class A ordinary shares, cash or a combination of cash and its Class A ordinary shares, at the Company’s election, based on the applicable conversion rate(s). The initial conversion rate is 61.9867 Class A ordinary shares per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $16.13 per Class A ordinary share. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events. The conversion rate may, in certain circumstances, be temporarily increased upon the occurrence of certain corporate events that constitute a “make-whole fundamental change” (as defined in the Indenture).

Prior to May 6, 2024, the Company may not redeem the Notes, except in connection with certain tax-related events. On or after May 6, 2024 and on or before the 35th scheduled trading day immediately before the maturity date, the Company may redeem the Notes, in whole or in part, at its option, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per Class A ordinary share exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and (ii) the trading day immediately before the date the Company sends such notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption.

If a “fundamental change” (as defined in the Indenture) occurs, holders of the Notes will have the right, at their option, to require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

A copy of the Indenture, which includes the form of the Note, is attached as Exhibit 4.1 to this Report on Form 6-K and is incorporated herein by reference (and the descriptions herein are qualified in their entirety by reference to such documents).

The net proceeds from this offering were approximately $389.5 million, after deducting the initial purchasers’ of the Notes (the “Initial Purchasers”) discounts and the estimated offering expenses payable by the Company. The Company intends to use the net proceeds for general corporate purposes.

The Company offered and sold the Notes to the Initial Purchasers in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and for resale by the Initial Purchasers to persons reasonably believed to be qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: April 30, 2020	By:	/s/ James L. Maynard
James L. Maynard
General Counsel & EVP Group Legal

Exhibit Index

Exhibit Number	Exhibit Title

4.1	Indenture, dated as of April 30, 2020, among Farfetch Limited and Wilmington Trust, National Association, as trustee.